Exhibit 1

PERION COMPLETES ACCRETIVE ACQUISITION OF SWEETPACKS

Company Will Exceed Full-Year Guidance

TEL AVIV, ISRAEL – December 3, 2012 – Perion Network Ltd. (NASDAQ: PERI) today announced that it has closed its previously announced acquisition of SweetIM (a.k.a. “SweetPacks”), a consumer internet company that produces a variety of free, fun and safe apps for everyday use.

“After three weeks of working closely with the SweetPacks management team, we are even more convinced that this acquisition will help take Perion to the next level and we are now focused on executing the integration plan,” commented Josef Mandelbaum, Perion’s Chief Executive Officer.

Mr. Mandelbaum continued, “Based on the continued strength of our organic business, and the incremental contribution of one month of SweetPacks, we will exceed our full-year guidance, and are well positioned for significant growth in both revenue and profitability in 2013. This acquisition will provide us with meaningful scale and increased profitability and will strengthen our competitive advantage.”

Perion made an initial payment of $10 million in cash and 1.99 million Perion shares to the shareholders of SweetPacks on November 30, 2012. A second payment of $7.5 million in cash is due 12 months after closing. A third, conditional payment of $7.5 million in cash is due 18 months after closing, subject to certain milestones and achievements.

Previous guidance on a non-GAAP basis for 2012 was: revenues of $55 million, EBITDA of $12 million and Net Income of $9 million.

About Perion Network Ltd.,

Perion Network, Ltd. (NASDAQ: PERI) is a global internet consumer software company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s two main award winning consumer brands are:  IncrediMail and Smilebox.   Together these products have had over 150 million downloads. IncrediMail, is a streamlined e-mail and Facebook application with an easy-to-use interface that allows for more personalized communications sold in over 100 countries in 8 languages and Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life's moments into digital creations to share and connect with friends and family in a fun and personal way.   Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue, and advertising revenue generated through impressions, while a more advanced feature rich version is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, deferred finance expenses and non-recurring tax benefits. Perion also uses Adjusted EBITDA as a non-GAAP financial performance measurement. Adjusted EBITDA is calculated by adding back to net income; Valuation adjustment on acquired deferred product revenues, acquisition related expenses, interest, taxes, stock-based compensation, depreciation and amortization and one-time expenses (credits).  The purpose of such adjustments is to give an indication of performance exclusive of non-cash charges and other items that are considered by management to be outside of core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should”, “will” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. In addition, the financial information set forth in this press release is not an indication of the future financial results of the Company following the consummation of the acquisition. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.